Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES THE ACQUISITION OF AN
OFFICE BUILDING LOCATED IN AMSTERDAM BY SUBSIDIARY
COMPANY VICTORIA MONUMENT B.V.

Tel Aviv, Israel, December 21, 2006, Elbit Medical Imagining Ltd. (Nasdaq: EMITF), announced today that on December 14, 2006, it had (through its approximately 50% subsidiary company, Victoria Monument B.V.) initialed an agreement with Allianz Lebensversicherungs-AG (an unrelated third party) for the acquisition of a historical office building with appurtenances and land belonging premises, locally known as Prins Henddrikkade 33, 1012 TM Amsterdam and Marterlaarsgracht 5, 1012 TM Amsterdam.

The historical 75 year old office building is located in the heart of Amsterdam’s business and entertainment center and resides next to our Victoria Hotel, Amsterdam, The Netherlands Four Star Hotel Chain. The high occupancy level of approximately of 95% in the Victoria Hotel during the 12 months period was strong motive for initiating the acquisition.

It is considered an historical building landmark for preservation under local laws. It is intended to renovate the historical building in order to enable its re-opening as a hotel following a restoration and following receipt of all consents and permits.

The purchase price of the property was Euro 14 million, fully financed though a bank loan.

Following the receipt of all permits, which is estimated to take a year long (as of the receipt of building permits), and an investment of approximately Euro 10 million, it anticipated to re-open the historical building as an approximately 100 room hotel.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com